

October 20, 2021

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Post-Qualification Amendment No. 15 to Form 1-A**
> **Filed September 22, 2021**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 15 to Form 1-A Filed September 22, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 967

1. We note your disclosure on page 967 indicates that you have "completely sold five (5) items off the platform." By contrast, however, your disclosure on page 970 indicates that you "sold two (2) Underlying Assets during the period ended December 31, 2020" and "sold eight (8) Underlying Assets" during 2021, which suggests that you have sold more than five items off of your platform. Please revise to reconcile these inconsistencies.

General

2. Please revise the filing to include the financial statements required by Part F/S (b)(3)(B) of Form 1-A. To satisfy this requirement, consider whether you are eligible to incorporate by reference your Form 1-SA filed on September 28, 2021. Refer to Part F/S (b)(3)(B) of Form 1-A and General Instruction III to Form 1-A.

3. Based upon the legal opinion provided by counsel, we note that you have added fifty-two new series interests and continue to offer seven other series interests, which you describe, respectively, as the Additional and Amended Series Interests. Please revise the disclosure throughout your offering circular to clearly state which offerings have closed, are ongoing, are ongoing as revised or are new, so that investors can appreciate what securities you are offering at a given point in time. In this regard, the table at the outset of the Offering Circular, as well as your Use of Proceeds, do not clearly state the status of each series offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Brown